UNITED STATES
               		  SECURITIES AND EXCHANGE COMMISSION
                    			Washington, D.C.  20549







______________________________________________________________________



Application of UNITIL Corporation      )
                            				       )  CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1       )  RULE 24 UNDER THE PUBLIC
				                                   )  UTILITY HOLDING COMPANY ACT
(File No. 70-8623)                     )  of 1935



_____________________________________________________________________





	Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, UNITIL Corporation ("UNITIL"), on behalf of itself and its subsidiaries, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company, UNITIL Power Corp., UNITIL Realty Corp., and UNITIL Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission's order approving short-term borrowings by UNITIL and its subsidiaries and approving the UNITIL System money pool (HCAR. No. 25773; File No. 70-8066; March 29, 1993; File No. 70-8623; July 11, 1995;).







Exhibit

Exhibit A -     Quarterly Report of UNITIL Corporation and Its Subsidiaries
              		by Short-term Borrowings and Money Pool Transactions for the third quarter of 1995.










                    			      SIGNATURE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.





                                 					 UNITIL CORPORATION




                            					By:  __________________________


                             					       Gail A. Siart
                             					       Treasurer and Secretary



Dated:  October 27, 1995







                                                           					   EXHIBIT A

                   			    QUARTERLY REPORT BY
                UNITIL CORPORATION AND ITS SUBSIDIARIES
	               OF SHORT-TERM BORROWINGS AND MONEY POOL
           		 TRANSACATIONS FOR THE THIRD QUARTER OF 1995







                               				   Concord  Exeter & Hampton    Fitchburg
			                       UNITIL      Electric    Electric     Gas & Electric
		                     Corporation    Company     Company      Light Company

(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Third Quarter:
   	Money Pool             N/A       $2,552,222   $1,698,413    $2,568,319
	   Banks                  None        None         None           None

(b)
Average Interest Rate for
the Money Pool Borrowings
During the Third Quarter*   N/A       6.519%      6.473%         6.448%



(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Third Quarter:
     Bank of Boston         None      None         None           None
     Fleet Bank - NH        None      None         None           None
     Shawmut Bank, N.A.     None      None         None           None



* Excludes Bank Service and Commitment Fees




                        								                                   EXHIBIT A
								                                                            (cont)


                   			     QUARTERLY REPORT BY
		               UNITIL CORPORATION AND ITS SUBSIDIARIES
		               OF SHORT-TERM BORROWINGS AND MONEY POOL
		             TRANSACATIONS FOR THE THIRD QUARTER OF 1995







                    			      UNITIL        UNITIL         UNITIL
			                          Power         Realty         Service
			                          Corp.         Corp.          Corp.


(a)
Maximum Principal Amount
of Short-term Borrowings
Outstanding During the
Third Quarter:
     Money Pool             $1,524,934     $910,596       $678,353
     Banks                    None          None            None


(b)
Average Interest Rate for
the Money Pool Borrowings
During the Third Quarter*     6.330%        6.407%         6.441%


(c)
Maximum Amount Outstanding
By Company for Each Source
of Outside Borrowings
During the Third Quarter:

     Bank of Boston           None          None            None
     Fleet Bank - NH          None          None            None
     Shawmut Bank, N.A.       None          None            None



* Excludes Bank Service and Commitment Fees